September 16, 2024

Matthew Simpson
Chief Executive Officer
Brazil Potash Corp.
198 Davenport Road
Toronto, Ontario, Canada, M5R 1J2

       Re: Brazil Potash Corp.
           Registration Statement on Form F-1
           Filed August 20, 2024
           File No. 333-281663
Dear Matthew Simpson:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 29, 2023 letter.

Registration Statement on Form F-1
Prospectus Summary
Regulatory Overview
Preliminary Environmental License., page 3

1. You disclose that in September 2023, you completed consultations with the local Mura indigenous communities. Out of the 36 villages that comprise the local Mura indigenous communities, you disclose that 34 agreed to support your environmental licensing process and the advancement of the Autazes Project. Please disclose the impact, if any, of two of the 36 Mura indigenous communities not supporting your environmental licensing process and the advancement of the Autazes Project.
 September 16, 2024
Page 2
Our Industry and Market Opportunity, page 11

2.     You provide information about potash demand, potash supply and your market
       opportunity in Brazil, from 2020 to 2022, in narrative and tabular form, and provide that the source of such information includes various sources from 2020 to 2022, such as,
       among others, (i) USDA Economic Research Service,    Feed Grains:
Yearbook   ,
       August 17, 2022; (ii) Our World in Data,    Land Use     Agricultural
Land Use Chart   ,
       2020; and (iii) potassium chloride market outlook information included in a database
       maintained by CRU which you refer to as the    CRU November 2022
Potassium Chloride
       Market Outlook.    Considering the passage of time, please update your
information on
       the potash demand, supply and your market opportunity in Brazil, and the source for such information, to more recent dates.
3. Please disclose the date of the "Green Markets (a Bloomberg company), 'Weekly Fertilizer
       Prices' " database that appears as the source of your table on benchmark prices.
Risk Factors
The failure to acquire or purchase all of the land intended for the operation of the Autazes Project could adversely impact our development, page 31

4. You disclose that under your current development plan for the Autazes Project, you intend to own, through Pot ssio do Brasil Ltda., 39 properties on which the facilities and infrastructure for the Autazes Project will be located. You further disclose that you currently have rights of access to 24 properties consisting of a total area of approximately 5.4 square miles, which include surface rights on the land on which your proposed mine shafts, processing plant, and port for the Autazes Project will be constructed. You disclose your belief that, through administrative land regularization proceedings with Brazilian governmental agencies (such as the Brazilian Institute of
       Settlement and Land Reform, the Brazilian Ministry of Industry and Trade, and other agencies), you will be able to, and intend to, convert such current rights of access into ownership of these 24 properties. Please explain administrative land regularization proceedings, in terms what is the purpose, process and the result, and how you can convert right of access agreements to ownership.
Use of Proceeds
Funding of Ongoing Operations, page 55

5. We note your disclosure that you estimate your currently available non-contingent financial resources, without taking into consideration the net proceeds from this offering, are sufficient to fund your ongoing operations (excluding exploration and development activities) and meet your administrative costs for the next six months. However, we note also your disclosure on page 81 within MD&A that as of
       March 31, 2024, you had a cash and cash equivalents balance of approximately $1.1 million to settle current liabilities of approximately $1.8 million, and that you plan to use a portion of the net proceeds from this offering to settle your current liabilities. Please disclose the balance of your cash and cash equivalents and current liabilities balances here, and explain how your non-contingent financial resources are sufficient to fund your operations for the next six months, or alternatively, explain if you require additional funds, such as the net proceeds from this offering, to fund your operations over the next six months.
 September 16, 2024
Page 3

Description of the Autazes Project and the Autazes Property, page 122

6. We note your revised disclosure indicates that the economic analysis is based on an average price of $459 per ton MOP. Please reconcile this price to the MOP price of $551 per ton located in Table 145 on page 282 in your October 14, 2022 technical report summary, which is listed as Exhibit 96.1 to your Form F-1.
7. Additionally we note your technical report summary is dated October 14, 2022. Please tell us if all material assumptions and information pertaining to the disclosure of your mineral resources and mineral reserves, including material assumptions relating to all modifying factors, price estimates, and scientific and technical information, is current as of your most recent fiscal year end, as required by Item 1304(f)(2) of Regulation S-K.
Executive and Director Compensation, page 139

8. We note that you paid cash bonuses to your executive officers in 2023. You disclose in footnote 4 to the table that for all but Stan Bharti, such bonuses were a discretionary cash bonus that you paid to such executive. Please disclose the factors or criteria the Board considered in awarding discretionary cash bonuses for each executive, including such factors considered for Stan Bharti. See Item 6.B.(1) of Form 20-F. Underwriting
Notice to Investors, page 185

9. We note the inclusion of the Russian Federation in your Notice to Investor sub-section on page 189. Please describe the direct or indirect impact:
           resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of
          any risks that may impede your or the underwriters    ability to
settle transactions with
          entities based in Russia, including due to sanctions affecting potential purchasers; and
           resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the Russian invasion of Ukraine, including the raising of funds from within the Russian Federation.

       If the impact is not material, please explain why.
Consolidated Financial Statements for the years ended December 31, 2023 and
2022
3. Material Accounting Policies
(e) Exploration and evaluation assets, page F-10

10. You state that your exploration and evaluation costs are capitalized until the technical feasibility and commercial viability of extraction of reserves are demonstrable. We also note that you report proven and probable reserves, identify yourself as a development stage company and characterize the Autazes project as being in the development stage.
       Please tell us why you have not yet reclassified your exploration and evaluation assets to property, plant and equipment and performed the related assessment of impairment upon reclassification in accordance with paragraph 17 of IFRS 6.
 September 16, 2024
Page 4
Exhibits

11. In Article 12 of your Bylaws filed in Exhibit 3.2, your forum selection provision provides that the Superior Court of Justice of the Province of Ontario, Canada and the appellate
       Courts therefrom shall have, among other things, the sole and exclusive forum for certain litigation, including any "derivative" action. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
       Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
       Securities Act or Exchange Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or
       Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
12. You disclose that you currently have rights of access to 24 properties consisting of a total area of approximately 5.4 square miles, which include surface rights on the land on which your proposed mine shafts, processing plant, and port for the Autazes Project will be constructed. In this regard, we note your "Form of Lease Agreement for Rural Land" filed as Exhibit 10.38, but this would appear to correspond to your lease(s), for a term of six years, the remaining 15 properties consisting of a total area of approximately 4.2 square miles, which you disclose will primarily be used for the sites of your dry stacked tailings piles. Please file you right of access agreement(s) or provide your analysis why you are not required to file such agreement(s) under Item 601(b)(10) of Regulation S-K.
General

13. Under "Principal Shareholders" on page 156 you disclose that as of the date of this prospectus, you have 6,919 record shareholders, 5,883 of which are record holders in the
       United States. Accordingly, please provide a legal analysis as to your eligibility to file as a foreign private issuer on Form F-1. Please refer to General Instruction 1.A of Form F-
       1 and the definition of "foreign private issuer" in Securities Act Rule 405.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 16, 2024
Page 5

        Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. For engineering questions please contact John Coleman at 202-551-3610. Please contact Michael
Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   William Wong